FOR IMMEDIATE RELEASE

Points Announces Partnership with Shangri-La Hotels and Resorts To
Power Buy-Gift Rewards Options for Members

Shangri-La’s Golden Circle Loyalty Program leverages Points’ Loyalty Commerce
Platform to offer Members More Value and Flexibility

TORONTO, April 25, 2016 – Points (TSX:PTS)(Nasdaq:PCOM), the global leader in loyalty currency management, announced a partnership with the luxury hospitality brand Shangri-La Hotels and Resorts to power the Buy and Gift functionality of its Golden Circle loyalty program, enhancing the value, revenue and engagement opportunities for Golden Circle members.

Under terms of the partnership, Shangri-La’s Golden Circle members will now be able to buy and gift Golden Circle Award Points for themselves and others, allowing them to reach rewards thresholds faster. By leveraging Points’ Loyalty Commerce Platform, Shangri-La Hotels and Resorts will enable its Golden Circle members to buy additional Golden Circle Award Points, solving the challenge of loyalty program members who want flexibility and additional avenues for earning points and rewards quickly.

"Our goal is to make Golden Circle one of the most attractive and meaningful hotel rewards programs, and we are thrilled to partner with Points and offer Golden Circle members more choice and flexibility in how they earn and interact with their rewards,” said Wee Kee Ng, vice president of loyalty and partner marketing for Shangri-La Hotels and Resorts. “We are proud to provide additional incentives to our guests and further our focus on delivering excellent value to our global membership base.”

“The partnership with Shangri-La Hotels and Resorts brings a globally recognized, luxury hospitality brand with strong foothold in Asia onto the Points Loyalty Commerce Platform, helping us further expand our footprint around the world,” said Rob MacLean, CEO of Points. “It also reflects Shangri-La’s pursuit of partner solutions that will attract new customers and deepen loyalty and engagement opportunities with existing guests. We are excited to leverage our platform to power new features and offer more flexibility to Golden Circle members.”

With its leading Loyalty Commerce Platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to power innovative products and services to drive increased revenue and member engagement in loyalty programs. Points leverages its platform to efficiently deliver great products, including the Buy, Gift and Transfer functionality, to more than 50 loyalty program partners worldwide.

Shangri-La operates five-star hotels and resorts across Asia Pacific, the Middle East, North America, and Europe. For more information, visit www.shangri-la.com.

For more about Points’ Loyalty Commerce Platform, visit www.points.com.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS) (NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 8th largest Canadian software company and the 27th largest Canadian technology company by the 2016 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsLoyalty) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

About Shangri-La Hotels & Resorts

Hong Kong-based Shangri-La Hotels and Resorts, one of the world’s premier hotel companies, currently owns and/or manages over 95 hotels under the Shangri-La brand with a room inventory of over 39,000. Over four decades the group has established its brand hallmark of ‘hospitality from the heart.’ The group has a substantial development pipeline with upcoming projects in mainland China, Cambodia, Hong Kong, India, Myanmar, Philippines, Saudi Arabia and Sri Lanka. For more information, please access the website at www.shangri-la.com.

Points Investor Relations
Garo Toomajanian
ir@points.com
Mobile: +1 617-956-6728
Points Investor Relations
ICR

Points Media Relations
Meghan Spork
Meghan.spork@walkersands.com
Mobile: +1 312-241-1474
Points Media Relations
Walker Sands Communications

For digitised pictures of the group’s hotels, please go to www.shangri-la.com/imagelibrary.